February 20, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taro Pharmaceutical Industries Ltd
Form 20-F for Fiscal Year Ended March 31, 2019
Filed June 20, 2019
File No. 001-35463

Dear Sir or Madam of the Division of Corporation Finance - Office of Life Sciences:

On behalf of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company” or the “Group”), please find this letter in response to the written comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 21, 2020, with respect to Taro’s Form 20-F for the fiscal year ended March 31, 2019, filed with the Commission on June 20, 2019.

For your convenience, the Staff’s comments are set forth below in bold, followed by Taro’s response thereto.

Form 20-F for Fiscal Year Ended March 31, 2019

Note 2: - Significant Accounting Policies

b. Financial statements in U.S. dollars, page F-12

1)	Identify the significant changes in economic facts and circumstances that indicated this functional currency had changed in accordance with ASC-830-10-45-7.

During the fiscal year ended March 31, 2019, there were changes around the processes and management of operations in the organization, combined with changes in economic facts and circumstances, which necessitated management to reassess the functional currency of Taro Canada. Management considered the following factors in reaching its conclusion:

i)	Changes in the management of operations:

As Taro has started to centralize different functions, including treasury and investment portfolio measurement, there is a stronger focus on the U.S. dollar (USD) currency for Taro Canada. The treasury function, including the oversight and decision making of hedging requirements, is now centrally managed by Taro U.S. for both Canada and the United States (the “U.S.”), as well as Israel. This facilitates producing an overall view of cash position and exposure to risk on a timely basis, as well as allowing an improved and streamlined process for strategic decision making.

With previous IT systems, USD data was not available to the Company. However, with the transition to SAP (see also factor (iii) Process Changes below), USD data, including financials, has been made accessible to management. Furthermore, as of April 1, 2020, Taro Canada will prepare its budgets, as well all other analysis reports to management, in USD.

ii)	Winding up of Taro North America (“Taro NA”) and transfer of intangibles:

Taro NA (in Cayman Islands) is the intermediate parent of Taro Canada and is in the process of being wound up. As a result, the intangible assets (denominated in USD) that existed in Taro NA were transferred to Taro Canada, effective April 1, 2017, and have increased the USD exposure of Taro Canada. The intangible assets have a fair value of USD 173 million (further eliminated in the consolidated financial statements) which accounts for approximately 96% of the net intangibles on Taro Canada’s books as of March 31, 2019. This is considered to be material to the financial statements of Taro Canada and has reduced the relevance of the foreign currency position on the balance sheet of Taro Canada.

iii)	Process changes:

On April 1, 2019, Taro Canada changed its financial and operational systems to an SAP environment. The change, which was introduced by Taro Israel, is part of a group-wide approach to migrate functions and systems within the Taro Group towards the U.S., where major decisions (e.g., about strategy) are made. Under the prior system, for example, Taro Canada had to operate with a number of spreadsheets which did not allow for the use of daily foreign exchange rates, and foreign currency translations were performed on a monthly basis. Taro’s decision in favor of SAP was made in part to eliminate such manual processes, as well as to facilitate a better platform for its decision making process as management changed its point of view as a USD entity. Therefore, Taro Canada has established a more automated and less manual currency translation process.

iv)	Cash & Marketable Securities balances:

Taro Canada’s U.S. dollar exposure also increased due to the recent dissolution and transfer of all assets from Taro NA to Taro Canada. In addition to cash and marketable securities (entirely denominated in USD), the transfer included a material amount of intangible assets (IP) denominated in USD (equivalent to approximately CAD 230 million). As a result of the aforementioned centralization of treasury and investment portfolio measurement, Taro Canada maintains the majority of Taro Group’s cash balances. Taro Canada held approximately 75% of the Taro Group’s cash and marketable securities balances as of March 31, 2019, almost all of which is denominated in USD. This is substantive considering that Taro Canada historically comprises only 10% - 15% of Taro Group’s total operations/sales on a consolidated basis, and given that the majority of Taro Canada’s sales are intercompany in nature and eliminated in consolidation. Management believes the change constitutes a change in cash flow indicators as set by ASC-830-10-55-5 as the cash flows related to the foreign entity’s individual assets and liabilities directly affect the parent’s currency. Centralized treasury management and monitoring of cash and marketable securities balances at the Taro Canada level has also enabled the Taro Group to have a consolidated view of exposures and helps in mitigating foreign currency risks by facilitating effective netting and/or hedging of exposures.

ASC 830 does not provide guidance on what would represent a sufficient change in facts and circumstances to indicate that the functional currency of an operation has changed, however management believes the analysis set out in points (i) to (iv) represent a significant and permanent change to our operating paradigm during the fiscal year ended March 31, 2019. As such changes in operating paradigm had occurred, management needed to select a time period when the USD functional currency would become applicable. To facilitate the operational switch from CAD functional currency to USD functional currency, management identified April 1, 2019, as the date of change to USD functional currency, which coincided with the beginning of our fiscal year and our implementation of the SAP accounting system. Additionally, as the change to USD functional currency arose due to changes in economic facts and circumstances, management considers the change in functional currency as a prospective change, without a need a restate prior year financial statements.

2)	Identify the economic facts and circumstances that remained constant since your initial determination of this functional currency.

Taro Canada is considered a distinct and separable operation because it (a) holds all assets and liabilities relevant to the type of operations it purports to represent, and (b) is able to produce independent and meaningful financial statements that include assets of the operation as well as the funding for the assets and the relevant income statement effects. Thus, Taro Canada is required to determine its appropriate functional currency. As a result, Taro Canada has reassessed its functional currency over the past several years and concluded during FY19 that the USD would most fittingly portray the Company’s business strategy. Since this initial determination, the following economic facts and circumstances have remained constant:

Cash flow indicators:

Historically, approximately 25% of Taro Canada’s net sales are made with third parties in Canada in CAD, with a fraction being exported outside of Canada to third parties. The remaining net sales (75%) are with other Taro entities (principally Taro U.S.) having a USD functional currency.

Cost of goods sold includes a mix of transactions being paid in USD and CAD, but incline more towards CAD. Raw materials are obtained from both U.S. and Canadian vendors; however most of Taro Canada’s raw materials are denominated in USD. In contrast, direct labor and packaging materials are largely paid in CAD. Taro Canada’s payroll is paid in CAD. Expenses relating to marketing, selling and administration are mostly paid in CAD. However, most of its research and development costs are paid in USD.

Since most of Taro Canada’s generated cash flows are held in short-term investments, they are readily available for remittance to Taro Israel. However, in the past, Taro Canada rarely remitted cash flows generated to Taro Israel.

Sales price indicators:

Local sales prices are mainly determined by local competition and also influenced by local government regulations in the applicable jurisdiction. Most net sales are made to Taro U.S. in USD (approximately 75%). Intercompany sales prices between Taro Canada and Taro U.S. are determined based on a predetermined operating profit margin. No changes in sales prices are made on a short-term basis as a response to changes in exchange rates.

Sales market indicators:

There exists an active local sales market in Canada (approximately 25% of net sales are made in Canada).

Financing indicators:

Taro Canada is entirely equity financed and does not raise debt from third parties or other Taro entities. Short-term liabilities only arise in the normal course of business from both USD and CAD transactions (comprising e.g. accounts payable and indirect rebates), but tend to be more CAD denominated in line with expenses.

Thus, Taro Canada’s cash flows from its domestic and export sales to third parties outside of Canada are considered sufficient to service existing and anticipated financing obligations.

Intercompany transactions and arrangements indicators:

Taro Canada’s main driver for its generated cash flows are high volumes of intercompany sales made to Taro entities having a USD functional currency. Even though a significant portion of expenses incurred in Canada are paid in CAD, Taro Canada’s net income is largely based on transactions denominated in USD. Typically, no remittances are made to Taro NA or Taro Israel, hence most of Taro Canada’s net income is retained in USD denominated cash or cash equivalents, or invested primarily in USD based short-term deposits and marketable securities.

The indicators set forth in ASC 830-10-55-5 demonstrated that the operation of Taro Canada had characteristics of both classes of operations as defined by ASC 830-10-45-4. As a result, management further evaluated the indicators that were most relevant to its foreign operation. Although Taro Canada had a high volume of intercompany transactions with Taro U.S., in management’s view, Taro Canada’s operation were self-contained as demonstrated by sales to third parties, expenses, fixed assets, budgets and other reports to management. Therefore, the Company initially assessed the CAD as its functional currency.

Management’s initial determination of the functional currency of Taro Canada has been evaluated over the past several years, as facts and circumstances changed. Management determined that the characteristics discussed above that had changed warranted a change in the functional currency. The Company adopted USD as the functional currency for Taro Canada effective April 1, 2019. Furthermore, management has concluded that functional currency of USD most fittingly portrays the current and expected long-term economic results of Taro and thereby best achieves the objectives of foreign currency translation.

3)	Consider the need to disclose the nature and timing of this change, the actual and reasonably likely effects of this change, and economic facts and circumstances that led management to conclude that this change was appropriate. The material effects of those underlying economic facts and circumstances on your business should also be discussed in MD&A.

Taro will disclose the change to U.S. dollar functional currency, including the actual and reasonably likely effects, and will also address the factors described above, in our annual report on Form 20-F for the fiscal year ended March 31, 2020, and in the related MD&A.

Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency is the USD. The change is accounted for as of April 1, 2019, and prospectively in accordance with FASB ASC Topic 830, “Foreign Currency Matters.” The translated balances of monetary and nonmonetary assets and liabilities recorded in Taro Canada’s financial statements as of the end of the reporting period prior to April 1, 2019, became the new accounting basis for those assets and liabilities in the period of the change. To the extent Taro Canada had monetary assets and liabilities denominated in the old functional currency, such balances created transactional gains and losses subsequent to the change in functional currency. The amount recorded in the currency translation adjustment account for prior periods was not reversed upon the change in functional currency. The exchange rate on the date of the change became the historical rate for subsequent re-measurement of nonmonetary assets and liabilities into the new functional currency.

As part of management’s functional currency assessment, changes in economic facts and circumstances were considered. This included analysis over the following: changes in management of operations, winding up of Taro NA and transfer of intangibles, process changes, and cash and marketable securities balances. The Company has centralized different functions, including treasury and investment portfolio measurement, which resulted in a stronger focus on the USD currency for Taro Canada. The transfer of significant intangible assets to Taro Canada has reduced the relevance of the foreign currency position on the balance sheet of Taro Canada. The Company has begun utilizing SAP which has established a more automated and less manual currency translation process for Taro Canada. Lastly, the monitoring of cash and marketable securities balances at the Taro Canada level has also enabled the Taro Group to have a consolidated view of exposures and helps in mitigating foreign currency risks by facilitating effective netting and/or hedging of exposures.

The aforementioned points represent a significant and permanent change to our operating paradigm during the fiscal year ended March 31, 2019. Furthermore, management concluded that functional currency of USD most fittingly portrays the economic results of Taro and thereby best achieves the objectives of foreign currency translation. As a result, the Company subsequently adopted USD as the functional currency for Taro Canada effective April 1, 2019.

Please do not hesitate to contact me at 914-345-9001 with any questions or comments you may have.

Sincerely,

/s/ William Coote

William Coote

AVP, Treasurer - Interim CFO

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